FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports third quarter earnings for fiscal year 2007”

CONTACT:

Daniel Sandigliano
Investor Relations
Phone: (5411) 4341 5036
E-mail: daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña
Investor Relations
Phone: (5411) 4348 0000 ext. 25384
E-mail: cecilia.acuna@bancofrances.com.ar

November 9, 2007

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED THIRD QUARTER EARNINGS FOR FISCAL YEAR 2007

Executive Summary

•

Net Income for the first nine-month period of fiscal year 2007 totaled Ps. 224.5 million, 70% higher (Ps. 92.5 million) than the figure posted during the same period of the previous fiscal year. Although Operating Income remained at the same level, the Bank’s performance showed a significant improvement in the core business. The Bank was able to successfully replace public sector related income, with income from a continuously expansive private sector activity, which partially offset the effects of recent financial market instability.

•

As for quarter figures, during the third quarter, BBVA Banco Francés registered Total Earnings of Ps. 73.1 million, compared to a gain of Ps. 82.9 million and Ps. 46.1 million posted on the second quarter of 2007 and for the same quarter of 2006, respectively.

•

A further expansion of private sector loan portfolio of Ps. 819 million during the third quarter of 2007 led to a 22% growth (equivalent to Ps. 1.5 billion) during the first nine months of 2007. In this manner, private sector loan portfolio reached over Ps. 8 billion at September 30, 2007, with a strong expansion personal loans and credit card balances, in the retail segment, while notes discounted and other commercial loans, mainly exports operations, were the leaders in the middle market and corporate segment.

•

In terms of liabilities, BBVA Banco Francés maintained in place its strategy of improving the composition of the funding structure with a larger participation of retail funds, increasing its market share of private funds by 30 b.p. during the last three months.

•

As for asset quality, BBVA Banco Francés continued to rank highest based on the quality of the risks assumed. The non-performing ratio attained a level of 0.76%, while the coverage ratio as of September 30, 2007 reached 246.2%.

•

Strong efficiency ratio, measured by total income from services (including fees from FX operations) as a percentage of administrative expenses (excluding amortization) also characterized the Bank’s performance. In the September 2007 quarter such ratio reached 86.4%, compared to 81.5% registered in the June 2007 quarter.

Third quarter of fiscal year 2007

The economy continued to grow during the third quarter of 2007, spurred on by the agricultural and services sectors. The Monthly Estimator of Economic Activity (EMAE) accumulated an increase of almost 2% in seasonally adjusted terms from June-August period. Thus, in the first 8 months of the year economic activity expanded by 8.5% compared to the same period of 2006. The industrial sector rebounded in August and September, after energy restrictions implemented in June and July were lifted as weather conditions improved following an unusually harsh winter. The preliminary September figures for the EMI industrial output index showed 9 y/y growth, while the third quarter closed with an increase of 2.1% (seasonally adjusted) over the previous quarter.

Inflation, as measured by the Buenos Aires Consumer Price Index (CPI), reflected an accumulated inflation of 5.8% through the first nine months of the year.

Tax receipts rose 35.4% in the third quarter, in relation to the same quarter of the previous year, driven by VAT, Income taxes and social security contributions. The factors behind this increase were the growth in real income, a better control of tax compliance, a higher price level, and, in the case of social security, a larger formal economy and higher collections from the social security moratorium. The primary fiscal surplus of the National Public Sector grew 30.2%, although it was negatively affected by the 51.4% increase in primary expenditure during this quarter.

The balance of trade deteriorated in the third quarter as imports continued to expand at a faster pace than exports in view of booming domestic demand. The commercial surplus fell by 36% compared to the same period of the previous year. In the first nine months of 2007, exports grew by 16% led by a 9% rise in international prices, while imports rose by 29% with most of the increase originating from higher volumes (22%).

Due to the turbulence in the main international markets and to certain internal factors, during the third quarter there was a reversion of the positive inflow of dollars to the Central Bank, and the stock of international reserves fell by US$ 266 million between June and September. The Exchange rate (“referencia BCRA”) which reached a maximum of Ps. 3.17 per USD in late July fell to Ps. 3.14 by the end of September due to strong BCRA sales. The shortage of liquidity encouraged a rise in interest rates: the Badlar rate of private banks rose to 14.00 % in mid-September, falling to 11.75 % at the close of the month. In the financial sector, the reduce liquidity affected private deposits only growing by 1.7 % during the quarter. The actions taken by monetary authority included the repurchase of outstanding Lebac and Nobac and auctions of repos that partially compensated the fall of monetization originated in the external sector, moderating the rise in interest rates. Loans in pesos to the private sector grew by12 % during the quarter, showing acceleration when compared to the earlier part of the year.

The Business

Ranking among the leading private banks in Argentina, BBVA Banco Francés has been broadly recognized for its capacity to adequate itself to different and continuously changing markets’ conditions and requirements. With over Ps. 18.6 billion assets under management, the Bank is one of the main providers of financial and non-financial services to the different market segments, and has constantly worked in its distribution scheme, seeking to satisfy a stricter demand. Throughout the past years BBVA Banco Francés strengthened its presence in the market and reinforced the relationship with its clients through the development of alternative channels, which added to its nationwide branch network.

Market turbulence toward the end of July did not stop the process of expansion in private business, initiated in prior quarters. On the back of an economic growth mainly driven by consumption, the Bank bolstered lending activity in the retail and middle market segment. In line with this strategy, retail portfolio exhibited a significant expansion in the last nine-month period, with personal loans and credit cards balances growing 60% and 28% (equivalent to Ps. 417.9 million and Ps. 141.2 million), respectively. The Bank accomplished a further step in banking penetration within small and middle companies. Thus the relation between private loans and securities over total private and public sector loans and securities, excluding the Central Bank’s portfolio, reached 72.4% as of September 30, 2007, higher than the 71.6% registered on the prior quarter.

Similarly, the activity on the liability side was concentrated on the collection of retail deposits looking forward to attain a lower costs and more stable funding mix. Although the system showed a minor slowdown in private sector deposits, due to the international instability, the Bank was able to increase its share in private deposits by 30 b.p.

Presentation of Financial Information

•

All foreign currency transactions accounted for at a free exchange rate as of September 30, 2007 have been translated into pesos at the reference exchange rate of Ps. 3.1495 per U.S. dollar, published by the Argentine Central Bank.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is booked by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively.

THIRD QUARTER EARNINGS

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Net Financial Income	199,320	212,959	211,029	-6.40%	-5.55%
Provision for loan losses	(13,605)	(13,810)	(16,453)	-1.48%	-17.31%
Net income from services	148,196	136,858	113,035	8.28%	31.11%
Administrative expenses	(219,428)	(204,645)	(186,022)	7.22%	17.96%
Operating income	114,483	131,362	121,589	-12.85%	-5.84%
Income (loss) from equity investments	(412)	5,931	31,028	-106.95%	-101.33%
Income (Loss) from Minority interest	(330)	(811)	(512)	-59.31%	-35.55%
Other Income/Expenses	(38,928)	(51,529)	(104,242)	-24.45%	-62.66%
Income tax and Minimum Presumed Tax	(1,706)	(2,009)	(1,737)	-15.08%	1.78%
Net income for the period	73,107	82,944	46,126	-11.86%	58.49%
Net income per share (2)	0.16	0.18	0.10	-11.86%	58.49%
Net income per ADS (3)	0.47	0.53	0.29	-11.86%	58.49%

(1)	Exchange rate: 3.1495 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Third quarter Earnings totaled Ps. 73.1 million as compared to Ps. 82.9 million and Ps. 46.1 million recorded in the quarters ended on June 30, 2007 and September 30, 2006 respectively. Total Net Income increased by 58.5% as compared to the same quarter of the previous fiscal year, though showed a decrease of 11.9% when compared to the quarter ended on June 30, 2007.

On the back of a solid growth in private lending activity, mainly in the retail and middle market segments, BBVA Banco Francés was able to partially offset the negative effect derived from a decrease in the CER index, the lower market value of public assets and of notes and bills issued by the Central Bank, which affected the financial margin. In this sense, it should be mentioned that, in accordance with recent regulations issued by the Central Bank (Communication A 4702), the structural public assets portfolio, mainly Notes issued by such institution, were classified in the “Available for Sale” category. This portfolio is valued in accordance with the prices listed as of September 30, 2007 and the difference between the market price valuation and the price on a cost-plus yield basis valuation is listed as a reserve in the capital accounts.

Furthermore, fee income showed a 31% growth as compared to the previous year figure (8.3% in the quarter) mainly explained by a higher activity volume. In this manner, administrative expenses, also evidence an increase, which reflected the increase in salaries and a larger number of employees.

As in previous quarters, the Bank registered under Other Income/Expenses the monthly amortization of the loss derived from the payment of deposits under legal injunctions, in accordance with the Central Bank’s regulations, which represented a charge of Ps. 68.9 million in this quarter.

	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
in thousands of pesos except percentages	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Return on Average Assets (1)	1.62%	1.92%	1.17%	-15.60%	39.19%
Return on Average Shareholders Equity (1)	14.35%	16.43%	9.80%	-12.66%	46.48%
Net fee Income as a % of Operating Income	42.64%	39.12%	34.88%	9.00%	22.26%
Net fee Income as a % of Administrative Expenses	67.54%	66.88%	60.76%	0.99%	11.15%
Adm. Expenses as a % of Operating Income (2)	63.14%	58.50%	57.40%	7.93%	10.00%

(1)	Annualized.
(2)	Adm. Expenses / (Net financial income + Net income from services)

Net financial Income

Net financial income for the third quarter of 2007 totaled Ps. 199.3 million, as compared to Ps. 212.9 million and Ps. 211.0 million posted in the quarter ended June 30, 2007 and September 30, 2006, respectively.

The decrease in financial income is mainly due to lower income from securities and short term investments, which was mainly related to the deterioration in the valuation of the national government bond portfolio, impacted by the unstable international market conditions. As previously mentioned, during the present quarter, part of the securities portfolio, mainly Notes issued by Central Bank were classified in the “Available for Sale” category. If the Bank had not included such portfolio in the “Available for Sale” category, the net financial income would have been Ps. 29 million lower than the figure reported.

On the other hand, the increase in lending activity in the retail and middle market segments, contributed with the improvement of the net financial income.

Public Sector Exposure

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Public Sector—National Government	2,856,324	2,863,395	3,919,375	-0.25%	-27.12%
- Loans to the Federal government & Provinces	1,500,731	1,427,693	2,144,255	5.12%	-30.01%
- Total bond portfolio	1,181,236	1,264,935	1,609,147	-6.62%	-26.59%
Compensatory bond	—	—	82,041	0.00%	-100.00%
Compensatory bond to be credited	—	—	127,280	0.00%	-100.00%
Other government bonds	1,181,236	1,264,935	1,399,826	-6.62%	-15.62%
- Trustees	189,500	185,910	181,116	1.93%	4.63%
- Allowences	(15,143)	(15,143)	(15,143)	0.00%	0.00%

Bills and Notes from Central Bank (**)	2,695,141	2,273,695	1,983,937	18.54%	35.85%

Total exposure to the Public Sector	5,551,465	5,137,090	5,903,312	8.07%	-5.96%

(*)	During October 2006 the Bank received the portfolio bonds pending to be credited.
(**)	Including repos with the BCRA

The Bank’s long-term public sector exposure (excluding Bills and Notes issued by the Central Bank) maintained the same level during this quarter, reaching Ps. 2,856 million as of September 30, 2007, that is Ps. 7 million and Ps. 1,063 million lower than in the quarters ending on June 30, 2007 and September 30, 2006, respectively. The reduction as compared to the same quarter of 2006 is mainly relating with the sale of public sector guaranteed loans and compensatory bond, jointly with the sale of peso denominated Discount bonds, partially offset by an increase in the BOGAR 2020 portfolio resulting from its adjustment by the CER index.

Bills and Notes issued by the Central Bank grew by 18.5% (equivalent to Ps. 421.4 million) in this quarter; such increase is mainly relating with the management of transitory liquidity.

Total loan portfolio

Once again BBVA Banco Francés evidenced its capacity to maintain sustained growth during the year. The private sector loan portfolio exceeded to Ps. 8,000 million as of September 30, 2007; showing growth of 41% in the last twelve month-period (Ps. 2,337 million) and 11.4% (Ps. 819 million) as compared to the balance posted in the June 2007 quarter. Focusing on the retail segment, the Bank was able to expand personal loans and credit cards by 107% (Ps. 574 million) and 47% (Ps. 217 million), respectively, over a twelve months period, and 19% (Ps. 180 million) and 10% (Ps. 62 million), considering the last three month period. Furthermore Car loan portfolio increased by 89% and 28% compared to the balance of a year before and the previous quarter, respectively. In this sense, BBVA Banco Francés has recently reinforced its position in the market with the launching of its product aiming at financing the purchase of cars, which will allow a further expansion of its market share.

Another cornerstone for the successful performance was the small and middle market segments. Growth in this segment was driven by notes discounted and other loans, mainly from exports operations. As for the decrease in advances, the lower balance is mainly explained by short term loans granted to large corporations.

The relation between private loans and securities over total private and public sector loans and securities, excluding the Central Bank’s reached a level of 74.6% as of September 30, 2007, toping the levels reached in the quarters ended on June 30, 2007 and on September 30, 2006 when the relationship was 72.1% and the 59.8%, respectively.

The table below shows the composition of the loan portfolio (in quarterly balances):

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Private & Financial sector loans	8,025,193	7,206,262	5,688,472	11.36%	41.08%
Advances	1,338,794	1,580,340	1,152,468	-15.28%	16.17%
Notes discounted and purchased	1,237,216	955,935	693,399	29.42%	78.43%
Consumer Mortgages	666,898	575,328	427,165	15.92%	56.12%
Personal loans	1,106,999	927,236	533,682	19.39%	107.43%
Credit cards	671,607	609,671	455,349	10.16%	47.49%
Car secured loans	172,320	134,763	91,166	27.87%	89.02%
Loans to financial sector	465,424	388,063	271,433	19.94%	71.47%
Other loans	2,442,811	2,127,245	2,148,635	14.83%	13.69%
Unaccrued interest	(10,366)	(6,429)	(4,784)	61.24%	116.68%
Adjustment and accrued interest & exchange differences receivable	115,326	92,157	69,145	25.14%	66.79%
Less: Allowance for loan losses	(181,836)	(178,047)	(149,186)	2.13%	21.89%
Loans to public sector	1,500,731	1,427,693	2,144,255	5.12%	-30.01%
Loans to public sector	737,572	687,092	1,132,372	7.35%	-34.86%
Adjustment and accrued interest & exchange differences receivable	763,159	740,601	1,011,883	3.05%	-24.58%
Net total loans	9,525,924	8,633,955	7,832,727	10.33%	21.62%

Government and Private Securities

The table below shows the government and private securities portfolio as of September 30, 2007, including repurchase agreement transactions. Net position remained at the same level as of the previous quarter.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Holdings	3,996,178	3,636,911	3,434,630	9.88%	16.35%
Trading	1,540,469	2,543,250	2,015,163	-39.43%	-23.56%
Unlisted holdings	876,865	915,860	836,217	-4.26%	4.86%
Investment Accounts	—	—	355,405	—	-100.00%
Available for Sale	1,459,043	—	—	100.00%	—
Investment accounts—Compensatory bond	—	—	82,041	—	-100.00%
Other fixed income securities	134,944	192,944	160,946	-30.06%	-16.16%
Allowances	(15,143)	(15,143)	(15,143)	—	—
Repurchase Agreements	—	—	143,229	—	-100.00%
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	122,930	—	-100.00%
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	—	—	20,299	—	-100.00%
Net Position	3,996,178	3,636,911	3,537,261	9.88%	12.97%
Trading	1,540,469	2,543,250	2,117,794	-39.43%	-27.26%
Unlisted holdings	876,865	915,860	836,217	-4.26%	4.86%
Investment Accounts	—	—	355,405		-100.00%
Available for Sale	1,459,043	—	—
Investment accounts—Compensatory bond	—	—	82,041		-100.00%
Other fixed income securities	134,944	192,944	160,946	-30.06%	-16.16%
Allowances	(15,143)	(15,143)	(15,143)	0.00%	0.00%

Net Position in Other fixed income securities as of September 30, 2007 includes Ps. 134.9 million of private bonds

(1) Net Position excludes the compensatory bond pending to be credited, which was received in October 2006.

As of September 30, 2007 the Bank listed into the “Available for sale” category, a part of its portfolio of bills and notes issued by the Central Bank and certain public bonds.

The increase in the net government and private securities position, as compared to the previous quarter and to the same quarter of the prior year, is mainly explained by an increase in the portfolio of bills and notes issued by the Central Bank, partially offset by a decrease in the investments accounts as a result of the sale of the Discount in pesos, and the compensatory bond which took place during the first quarter of this year.

Income from Securities and Short-Term Investments

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Income from securities and short-term investments	33,736	66,514	102,154	-49.28%	-66.98%
Trading account	—	—	1,072	0.00%	-100.00%
Investment account	7,143	7,011	6,746	-1.88%	5.89%
Investment account—Compensatory bond	—	—	802	0.00%	-100.00%
Other fixed income securities	26,593	59,503	93,534	-55.31%	-71.57%

CER adjustment	16,019	20,556	16,971	-22.07%	-5.61%
CER adjustment—Trading account	—	—	—	—	—
CER adjustment—Investment account	—	—	—	—	—
CER adjustment—Other fixed securities	16,019	20,556	16,971	-22.07%	-5.61%

Income from securities and short-term investments showed a profit of Ps. 33.7 million in the third quarter, compared to a gain of Ps. 66.5 million and a gain of Ps. 102.2 million posted in the quarters ended on June 2007 and September 2006, respectively. The significant reduction was led by a smaller securities and short-time investments portfolio, a lower market valuation of securities and bills and notes issued by the Central Bank and a decrease in the CER index, which dropped from a level of 1.91% in the second quarter to a level of 1.50% in the third quarter of 2007.

Funding Sources

During the last three months deposits grew by 8%, the equivalent to over Ps. 1 billion, excluding the effect of the reduction of rescheduled deposits – CEDROS. Growth was driven by a 12% and a 5% raise in time deposits and current account, respectively. On the other hand, during the same period, private sector deposits in pesos and dollars in the financial industry only grew 1.7% in average.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Total deposits	14,181,110	13,134,798	11,952,554	7.97%	18.65%
Current accounts	2,813,818	2,683,249	2,306,871	4.87%	21.98%
Peso denominated	2,808,300	2,678,837	2,303,752	4.83%	21.90%
Foreign currency	5,518	4,412	3,119	25.07%	76.92%
Savings accounts	3,736,820	3,624,614	3,124,263	3.10%	19.61%
Peso denominated	2,734,932	2,781,279	2,305,554	-1.67%	18.62%
Foreign currency	1,001,888	843,335	818,709	18.80%	22.37%
Time deposits	7,325,613	6,522,326	6,151,973	12.32%	19.08%
Peso denominated	5,731,427	4,931,133	4,403,318	16.23%	30.16%
CER adjusted time deposits	419,702	625,919	895,810	-32.95%	-53.15%
Foreign currency	1,174,484	965,274	852,845	21.67%	37.71%
Other	304,859	304,609	369,447	0.08%	-17.48%
Peso denominated	156,189	178,333	265,295	-12.42%	-41.13%
Foreign currency	148,670	126,276	104,152	17.73%	42.74%

Rescheduled deposits (*)	194,308	204,685	247,184	-5.07%	-21.39%
Peso denominated	194,308	204,685	247,184	-5.07%	-21.39%

Total deposits + Rescheduled deposits & CEDROS	14,375,418	13,339,483	12,199,738	7.77%	17.83%

(*)	The payment of Rescheduled Deposits concluded in August 2005 in accordance with its original schedule, remaining outstanding those deposits that have a pending legal injunction.

BBVA Banco Francés has maintained its leadership in terms of deposits, with a deposits market share of 9.6% as of September 30, 2007, confirming the Bank’s strategy of expanding retail funds in order to attain a lower cost source of funding.

Deposits totaled Ps. 14.2 billion as of September 30, 2007, reflecting an 18.7% increase compared with the same quarter of the prior year. A significant increase in lower cost liabilities, helped to improve the composition of the funding structure. By contrast, CER adjusted funds decreased 53.2%, during the same quarter.

It is important to highlight that the Bank’s funding structure presents a higher participation of current and savings account funds (46% of the total), as of September 30, 2007.

Foreign currency-denominated deposits amounted Ps. 2,331 million (equivalent to US$ 740 million) as of the end of the third quarter of 2007; which represents a growth of 31% in the last twelve months.

Other Funding Sources

Other funding sources grew by 29.1% compared with the quarter ended on June 30, 2007; mainly due to an expansion in lines from other banks for financing foreign trade operations, relating to a higher activity level.

The decrease of 25.4% in the total of Other funding sources, as compared to the same quarter in the prior year is explained by the advanced payment of Class 15 Notes due 2008, in an aggregate principal amount of US$ 121.5 million, which occurred on March 15, 2007, and the repayment of loans granted by the Central Bank in connection with the Bank’s acquisition of compensatory and coverage bonds.

in thousands of pesos	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Lines from other banks	473,138	366,398	223,581	29.13%	111.62%
Other loans from the Central Bank	—	—	130,763	—	-100.00%
Senior Bonds	—	—	280,234	—	-100.00%
Other banking liabilities	473,138	366,398	634,578	29.13%	-25.44%

Total other funding sources	473,138	366,398	634,578	29.13%	-25.44%

Changes shown in the table above are affected by the depreciation of the Peso. As of September 30, 2007, approximately 95% of other funding sources were foreign currency denominated funds.

Asset Quality

In terms of asset quality, BBVA Banco Francés maintains its strength mainly due to the continuous growth of the private loan portfolio.

As of September 30, 2007, the non-performing ratio relating to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank) reached 0.76%, with coverage of non-performing loans with provisions of 246.2%.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Nonaccrual loans (1)	73,864	78,243	83,472	-5.60%	-11.51%
Allowance for loan losses	(181,836)	(178,047)	(149,186)	2.13%	21.89%
Nonaccrual loans/net total loans	0.76%	0.89%	1.05%	-14.31%	-27.24%
Allowance for loan losses/nonaccrual loans	246.18%	227.56%	178.73%	8.18%	37.74%
Allowance for loan losses/net total loans	1.87%	2.02%	1.87%	-7.30%	0.22%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, including allowances related to other banking receivables.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Balance at the beginning of the quarter	179,178	172,500	138,591	3.87%	29.29%
Increase	13,605	13,810	16,453	-1.48%	-17.31%
Provision increase/decrease - Exchange rate difference	458	(71)	109	-745.07%	-320.18%
Decrease	(9,642)	(7,061)	(5,172)	36.55%	86.43%

Balance at the end of the quarter	183,599	179,178	149,981	2.47%	22.41%

The increase in provisions are mainly explained by the creation of provisions on the normal loan portfolio and the reclassification of commercial loans, resulting in the need for increased provisions; whereas the decrease is related to the write-offs in the portfolio.

Income from services net of other operating expenses

The Bank’s ability to steadily expand the transactional business has allowed it to maintain this significant source of income. Net income from services amounted Ps. 148.2 million as of September 30, 2007 as compared to Ps. 136.9 million and Ps. 113.0 million registered in quarters ended on June 30, 2007 and September 30, 2006, respectively.

Income from services was up 31% as compared to the same quarter of the previous fiscal year mainly due to an increase in fees related to the consumer segment, jointly with those related to securities activities and foreign trade.

Similarly, the impulse in growth as compared to the previous quarter was mainly led by credit card and insurance fees, in response to more aggressive commercial strategy.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Net income from services	148,196	136,858	113,035	8.28%	31.11%

Service charge income	183,243	167,826	137,437	9.19%	33.33%
Service charges on deposits accounts	64,516	60,783	53,276	6.14%	21.10%
Credit Cards and operations	40,351	34,571	23,989	16.72%	68.20%
Insurance	14,607	13,473	10,290	8.42%	41.96%
Capital markets and securities activities	2,491	2,919	2,107	-14.67%	18.19%
Fees related to Foreign trade	12,316	10,471	9,405	17.62%	30.96%
Other fees	48,962	45,610	38,369	7.35%	27.61%

Services Charge expense	(35,047)	(30,968)	(24,403)	13.17%	43.62%

Income related to foreign currency exchange transactions is not accounted for in net income from services but in net financial income. As of September 30, 2007, such income amounted to approximately Ps. 34.9 million, compared to Ps. 23.8 million and Ps. 20.2 million registered in the quarters ended on June 30, 2007 and September 30, 2006, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branch offices, over the ATM network and the Internet, adding transactions in Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

In line with a stronger activity level, administrative expenses grew from Ps. 204.7 in the second quarter of 2007 to Ps. 219.4 million during the present quarter.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Administrative expenses	(219,428)	(204,645)	(186,022)	7.22%	17.96%

Personnel expenses	(127,255)	(118,204)	(112,322)	7.66%	13.29%
Electricity and Communications	(5,666)	(5,295)	(4,401)	7.01%	28.74%
Advertising and Promotion	(14,498)	(14,105)	(10,735)	2.79%	35.05%
Honoraries	(6,054)	(6,176)	(5,740)	-1.98%	5.47%
Taxes	(6,426)	(5,892)	(5,102)	9.06%	25.95%
Organization and development expenses	(1,450)	(1,598)	(1,417)	-9.26%	2.33%
Amortizations	(7,553)	(7,338)	(6,984)	2.93%	8.15%
Other	(50,526)	(46,037)	(39,321)	9.75%	28.50%

The rise in administrative expenses as compared to the same quarter of the previous fiscal year is mainly related to an increase in personnel expenses, advertising and promotion, electricity and communications expenses. Higher personnel expenses is mainly explained by an adjustment in the bonus provisioning jointly with the salary increases agreed with the labor, a higher expense arising from the amounts of social security contributions and a larger number of employees.

The increase record in the last quarter is mainly explained by higher personnel expenses, due to a larger number of employees, which grew by 121 people during the last three months.

As of September 30, 2007, the Bank had 4,014 employees (including the Bank’s subsidiaries, except for the Consolidar Group) and a network of 232 consumer branch offices, 27 branch offices specialized in the middle-market segment and 4 branch offices for large corporate and institutional clients.

Other Income/Expenses

By the end of September 2007 Other Income/Expenses totaled a loss of Ps. 38.9 million, which includes: (i) a charge of Ps. 68.9 million related to the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand future compensation), (ii) the provisions registered in Other Expenses to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other Income, and (ii) the reversal of general provisions.

BBVA Banco Francés determines the charge for income tax by applying the current tax rate of 35% to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank has considered as temporary differences those that have a definitive reversal date in subsequent fiscal years. At the same time, as of September 30, 2007 and September 30, 2006 the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

As September 30, 2007 and as June 30, 2007, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to PS. 6 million and Ps. 8 million, respectively; the Bank has set up a provision according to the BCRA regulations.

Income from equity investments

Income from Equity Investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the present quarter, the Bank registered a gain of Ps. 15.4 million derived from its stake in the Consolidar Group; while in the previous quarter registered a gain of PS. 19.7 million.

Capitalization

Total shareholders’ equity of BBVA Banco Francés as of September 30, 2007 amounted to PS. 2,060 million with a PS. 999 million excess capital over minimum requirements in accordance to Central Bank regulations.

Unappropriated earnings grew by 131.5% and 14.4% as compared to the same quarter of previous fiscal year and the quarter ended on June 30, 2007, respectively. When compared to the September 2006 quarter growth is mainly relating with accumulated earnings partially offset by a cash dividend payment of approximately $ 90 million, which took place on April 2007.

Unrealized valuation difference accounted a loss of Ps. 29.0 million derived from classification of notes issued by Central Bank and Public Securities which were listed as “Available for sale”.

Furthermore, during this quarter, the Bank recorded an asset corresponding to the Minimum Presumed Income Tax of approximately Ps. 8.5 million, reaching an accumulated Ps. 178.2 million assets.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,979	312,979	312,979	0.00%	0.00%
Subtotal	959,472	959,472	959,472	0.00%	0.00%
Reserves on Profits	547,381	547,381	465,317	0.00%	17.64%
Unappropriated retained earnings	582,222	509,115	251,466	14.36%	131.53%
Unrealized valuation difference	(29,037)	—	230,282	0.00%	-112.61%
Total stockholders’ equity	2,060,038	2,015,968	1,906,537	2.19%	-8.05%

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
Central Bank Minimum Capital Requirements	1,199,510	1,151,147	905,333	4.20%	32.49%

Central Bank Minimum Capital Requirements (a, b)	1,073,297	1,015,381	791,332	5.70%	35.63%
Market Risk	82,578	89,433	76,725	-7.66%	7.63%
Increase in capital requirements related to custody	43,635	46,333	37,276	-5.82%	17.06%

a) Central Bank Minimum Capital Requirements	1,073,297	1,015,381	791,332	5.70%	35.63%
Allocated to Asset at Risk	679,163	621,054	471,370	9.36%	44.08%
Allocated to Immobilized Assets	101,284	109,838	119,604	-7.79%	-15.32%
Interest Rate Risk	144,855	147,492	100,447	-1.79%	44.21%
Loans to Public Sector and Securities in Investment	147,995	136,997	99,911	8.03%	48.13%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	872,702	926,655	745,529	-5.82%	17.06%

5% of the securities in custody and book-entry notes	872,702	926,655	745,529	-5.82%	17.06%

Bank Capital Calculated under Central Bank Rules	2,199,493	2,163,371	2,023,222	1.67%	8.71%
Core Capital	1,864,585	1,864,585	1,774,548	0.00%	5.07%
Minority Interest	231,297	231,646	196,317	-0.15%	17.82%
Supplemental Capital	201,641	148,231	139,059	36.03%	-45.00%
Deductions	(98,030)	(81,091)	(86,702)	20.89%	13.07%
Excess over Required Capital	999,983	1,012,224	1,117,889	-1.21%	-10.55%

Additional information

in pesos except percentages	Quarter ended			% Change Qtr ended 09/30/07 vs. Qtr ended
	09/30/07	06/30/07	09/30/06	06/30/07	09/30/06
- Exchange rate	3.1495	3.0908	3.1043	1.90%	1.46%
- Quarterly CER adjustment (CPI)	1.50%	1.91%	1.65%	-21.71%	-9.33%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this third quarter earnings will be held on Tuesday, November 13, at 10 AM New York time – 12 PM Buenos Aires time. If you are interested in participating please dial (719) 325-4777 at least 5 minutes prior to our conference. Confirmation code: 8128784. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of $)	09/30/07	06/30/07	03/31/07	09/30/06
ASSETS :
Cash and due from banks	2,483,360	2,477,494	2,444,106	2,265,335
Government and Private Securities	3,915,127	3,557,284	4,203,046	3,377,502
- Investment account	—	—	—	437,446
- Trading account (listed securities)	39,166	349,069	140,897	125,868
- Available for sale	1,459,043	—	—	—
- Unlisted	876,871	915,866	881,575	836,222
- Listed Private Securities	53,893	33,797	14,929	9,172
- Bills from the Central Bank	1,501,297	2,273,695	3,180,788	1,983,937
Less: Allowances	(15,143)	(15,143)	(15,143)	(15,143)
Loans	9,525,924	8,633,955	8,078,940	7,832,727
- Loans to the private & financial sector	8,025,193	7,206,262	6,570,427	5,688,472
- Advances	1,338,794	1,580,340	1,194,299	1,152,468
- Notes discounted and purchased	1,237,216	955,935	832,855	693,399
- Secured with mortgages	666,898	575,328	513,405	427,165
- Car secured loans	172,320	134,763	111,974	91,166
- Credit cards	671,607	609,671	553,122	455,349
- Loans to financial sector	465,424	388,063	338,328	271,433
- Other loans	3,549,810	3,054,481	3,119,224	2,682,317
Less: Unaccrued interest	(10,366)	(6,429)	(6,045)	(4,784)
Plus: Interest & FX differences receivable	115,326	92,157	84,496	69,145
Less: Allowance for loan losses	(181,836)	(178,047)	(171,231)	(149,186)
- Public Sector loans	1,500,731	1,427,693	1,508,513	2,144,255
Principal	737,572	687,092	751,237	1,132,372
Plus: Interest & FX differences receivable	763,159	740,601	757,276	1,011,883
Other banking receivables	1,179,748	1,138,822	765,016	925,972
- Compensatory Bond	—	—	—	127,280
- Repurchase agreements	438,855	363,755	—	30,617
- Unlisted private securities	59,187	58,828	59,540	60,160
- Unlisted Private securities: Trustees	21,864	20,799	19,188	17,267
- Other banking receivables	661,605	696,571	687,557	691,443
- Less: provisions	(1,763)	(1,131)	(1,269)	(795)
Investments in other companies	395,550	379,960	373,614	312,737
Intangible assets	149,685	207,852	317,748	456,369
- Goodwill	13,857	15,515	17,172	20,493
- Organization and development charges	18,773	16,347	14,088	12,883
- Assets related to legal injunctions	117,055	175,990	286,488	422,993
Other assets	991,586	965,344	932,708	842,446

TOTAL ASSETS	18,640,980	17,360,711	17,115,178	16,013,088

	09/30/07	06/30/07	03/31/07	09/30/06
LIABILITIES:
Deposits	14,375,418	13,339,483	13,525,036	12,199,738
- Current accounts	2,813,818	2,683,249	2,645,265	2,306,871
- Saving accounts	3,736,820	3,624,614	3,570,992	3,124,263
- Time deposits	7,325,613	6,522,326	6,800,617	6,151,973
- Rescheduled deposits - CEDROS	194,308	204,685	222,100	247,184
- Other deposits	304,859	304,609	286,062	369,447
Other banking Liabilities	1,637,951	1,430,623	931,856	1,315,044
Other provisions	326,221	363,305	443,211	414,389
- Other contingencies	325,794	362,875	442,781	413,942
- Guarantees	427	430	430	447
Other liabilities	225,713	196,022	177,552	163,915
Minority interest	15,639	15,310	14,499	13,465

TOTAL LIABILITIES	16,580,942	15,344,743	15,092,154	14,106,551

TOTAL STOCKHOLDERS’ EQUITY	2,060,038	2,015,968	2,023,024	1,906,537

Total liabilities + stockholders’ equity	18,640,980	17,360,711	17,115,178	16,013,088

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	09/30/07	06/30/07	03/31/07	09/30/06
INCOME STATEMENT
Financial income	363,228	359,559	451,151	353,666
- Interest on Cash and Due from Banks	5,275	4,634	4,739	3,402
- Interest on Loans Granted to the Financial Sector	12,981	11,118	10,595	6,731
- Interest on Overdraft	46,644	33,761	32,241	27,473
- Interest on Notes discounted and purchased	26,619	19,832	18,400	15,882
- Interest on mortgages	16,820	14,555	13,182	11,397
- Interest on car secured loans	3,820	2,948	2,512	2,006
- Interest on Credit Card Loans	14,019	12,568	11,635	8,221
- Interest on Other Loans	75,307	68,999	65,111	49,843

- Income from securities and short term investments	33,736	66,513	109,193	102,154
- Interest on Government guaranteed loans Decreet1387/01	15,209	20,363	54,994	24,760
- From Other Banking receivables	6,046	5,315	5,694	9,639
- CER	36,977	45,366	76,078	52,568
- CVS	—	—	—	—
- Foreign exchange difference	37,672	24,255	20,211	19,839
- Other	32,103	29,332	26,566	19,751
Financial expenses	(163,908)	(146,600)	(160,776)	(142,637)
- Interest on Current Account Deposits	(4,764)	(6,068)	(6,815)	(7,485)
- Interest on Saving Account Deposits	(1,798)	(1,618)	(1,529)	(1,347)
- Interest on Time Deposits	(121,623)	(102,206)	(105,337)	(87,548)
- Interest on Other Banking Liabilities	(8,079)	(4,892)	(8,520)	(10,860)
- Other interests (includes Central Bank)	(599)	(2,258)	(3,967)	(5,017)
- Mandatory contributions and taxes on interest income	(16,037)	(14,554)	(14,042)	(11,444)
- CER	(8,206)	(13,191)	(20,211)	(18,542)
- Foreign exchange difference	7	(7)	—	—
- Other	(2,809)	(1,806)	(355)	(394)
Net financial income	199,320	212,959	290,375	211,029
Provision for loan losses	(13,605)	(13,810)	(9,626)	(16,453)
Income from services, net of other operating expenses	148,196	136,858	129,693	113,035
Administrative expenses	(219,428)	(204,645)	(185,052)	(186,022)
Income (loss) from equity investments	(412)	5,931	17,607	31,028
Net Other income	(38,928)	(51,529)	(171,547)	(104,242)
Income (loss) from minority interest	(330)	(811)	(643)	(512)
Income before tax	74,813	84,953	70,807	47,863
Income tax	(1,706)	(2,009)	(2,367)	(1,737)

Net income	73,107	82,944	68,440	46,126

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09/30/07	06/30/07	03/31/07	09/30/06
ASSETS
Cash and due from banks	2,574,759	2,498,540	2,477,885	2,334,959
Government Securities	5,400,573	5,071,747	5,671,943	4,719,893
Loans	10,563,216	9,642,921	8,962,172	8,531,912
Other banking receivables	1,217,046	1,197,852	783,319	958,868
Investments in other companies	75,430	57,791	56,866	54,098
Other assets	1,306,654	1,333,833	1,379,055	1,413,840

TOTAL ASSETS	21,137,678	19,802,684	19,331,240	18,013,570

	09/30/07	06/30/07	03/31/07	09/30/06
LIABILITIES
Deposits	14,340,015	13,328,050	13,400,874	12,045,152
Other banking liabilities	1,687,437	1,498,466	948,400	1,345,317
Other liabilities	2,818,891	2,728,554	2,731,667	2,520,247
Minority interest	231,297	231,646	227,275	196,317

TOTAL LIABILITIES	19,077,640	17,786,716	17,308,216	16,107,033

TOTAL STOCKHOLDERS’ EQUITY	2,060,038	2,015,968	2,023,024	1,906,537

STOCKHOLDERS’ EQUITY + LIABILITIES	21,137,678	19,802,684	19,331,240	18,013,570

	09/30/07	06/30/07	03/31/07	09/30/06
NET INCOME
Net Financial Income	239,495	268,486	385,339	283,067
Provision for loan losses	(13,605)	(13,810)	(9,626)	(16,453)
Net Income from Services	266,981	241,967	245,983	214,676
Administrative expenses	(282,534)	(259,908)	(241,723)	(238,532)
Net Other Income	(118,430)	(143,000)	(284,846)	(182,934)
Income (loss) from minority interest	349	(4,371)	(10,798)	(8,831)

Income before tax	92,256	89,364	84,329	50,993

Income tax	(19,149)	(6,420)	(15,889)	(4,867)

Net income	73,107	82,944	68,440	46,126

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 9, 2007	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer